

Mail Stop 7010

September 18, 2006

Mr. James M. Sullivan
Solutia, Inc
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760

      RE: **Solutia Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 15, 2006
              File #1-13255

Dear Mr. Sullivan:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Note 2. Significant Accounting Policies, page 68
Inventory Valuation, page 69

1. We have the following comments regarding your inventory accounting policy and related disclosures:

   - Please explain to us why you value your inventory using both the FIFO and LIFO methods.

- Please tell us if similar materials and products are valued using both the FIFO and LIFO methods.
- Please explain to us how you have considered Chapter 4 of ARB 43 in electing to value your inventory using both the FIFO and LIFO methods. In your explanation, please tell us how and why each method most clearly reflects periodic income.
- Please explain to us how standard costs are incorporated into the cost basis of your inventory.
- With a view towards future disclosure, please help us understand how your use of different accounting policies impacts your operating results.

Intangible Assets

2. Confirm, and revise future filings to clarify, that goodwill and indefinite-lived intangible assets are also assessed for impairment more frequently if changes in circumstances indicate they may not be recoverable.

Note 3. Liabilities Subject to Compromise and Reorganization Items, Net, page 73

3. It appears to us that you have presented your debt subject to compromise net of unamortized discount and issuance costs instead of adjusting the recorded amount to the amount of the allowed claim. Please explain. Refer to paragraph 25 of SOP 90-7.

4. It is unclear to us if you have presented your liabilities at the expected amount of the allowed claims. Please advise. Refer to paragraphs 23 and 24 of SOP 90-7.

Note 21. Commitments and Contingencies, page 94

5. It is unclear to us why you have ceased updating your disclosure regarding the status of certain legal proceedings. With a view towards future disclosure, please tell us whether it is reasonably possible that these matters could have a material impact on your financial

Note 23. Segment and Geographic Data, page 103

6. We note that you have two reporting segments: Performance Products and Services and Integrated Nylon. Please explain to us how you have identified your operating segments and if/how you have combined these operating segments into your two reportable segments. In this regard, please provide us a comprehensive analysis of how you considered the aggregation criteria in paragraph 17 of SFAS 131, including similar economic characteristics. Please also provide us with copies of the internal reports used by your CODM.

7. We note that countries outside of the U.S. account for a significant percentage of your total net sales. Please revise future filings to separately disclose the most material individual foreign countries. Refer to paragraph 38 of SFAS 131.

Note 26. Consolidating Condensed Financial Statements, page 106

8. Please confirm to us and revise future filings to clarify, if true, that your subsidiary guarantors are 100% owned rather than wholly-owned by the parent company. Refer to Rule 3-10(h)(1) of Regulation S-X.

Item 9A. Controls and Procedures, page 115

9. We note the disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in timely alerting them to material information required to be included in periodic filings. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to provide reasonable assurance that you record, process, summarize and report the information required to be disclosed in reports filed under the Exchange Act within the specified time periods. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them. See Exchange Act Rule 13a-15(e).

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief